

WASHTEC AG – Report on the Period from January 1 to September 30, 2006

Unaudited translation for convenience purposes only

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WashTec

Revenues and earnings continue their upward trend:

- **Revenues up from EUR 161.0m to EUR 190.2m (up 18.1%)**
- **EBT at EUR 13.2m (2005: EUR 10.8m; up 22.2%)**
- **Success at the *Automechanika* trade fair: »Innovation Award«**

		Jan. 1 to Sept. 30, 2006	Jan. 1 to Sept. 30, 2005	Change
Revenues	EUR m	190.2	161.0	29.2
EBITDA	EUR m	21.1	19.4	1.7
EBT	EUR m	13.2	10.8	2.4
Investments	EUR m	22.3	5.8	16.5
Employees as of Sept. 30		1,437	1,304	133
Earnings per share*	EUR	0.52	0.56	-0.04
Net cash flows	EUR m	8.0	16.5	-8.5

* diluted = basic; number of shares: Q3 2006: 15,200,000 Q3 2005: weighted average: 11,653,333

Dear Shareholders,

Success at the trade fair:
- *Visitors from over 50 countries*
- *»Innovation Award« 2006*

The very successful *Automechanika* trade fair in Frankfurt, Germany, in September underscores WashTec Group's position as a leading provider of innovative solutions for car wash systems worldwide:

»Ahead of its Time« in the following key areas:

- **Innovations**

At its exhibition stand at *Automechanika* covering an area of more than 1,000m², WashTec unveiled over 17 innovations, including a completely new rollover car wash system, the »NEW Softwash« for the basic segment, a new commercial vehicle wash system »Maxiwash Vario« and a new conveyor tunnel wash system based on hydraulic components, the »Softline Express«. The 3D car scanning system, as one of the Company's innovations that enables vehicle contours to be scanned from a three-dimensional perspective for the first time, was also showcased. WashTec, along with other prominent prize winners such as Audi, Würth and Hella, was awarded with the *Automechanika* »Innovation Award« for this new development.

- **Internationalization**

Visitors from over 50 countries visited WashTec's stand, which is testimony to the WashTec Group's strong international focus. The response from all customers, both from Germany and abroad, to the trade fair and the products on show was very positive.

The past quarter at a glance

Revenues were up 18.1% year on year in the first three quarters of the fiscal year. Revenues in Europe continued to develop well. The revenue situation at Mark VII, USA, which was acquired at the beginning of the fiscal year, continued to stabilize.

EBT rose to EUR 13.2m against EUR 10.8m in the prior year period and includes expenses of EUR 4.4m (prior year: EUR 1.8m) for phantom stocks and expenses of EUR 0.8m (prior year: EUR 0.0m) for *Automechanika*. Net cash flows of EUR 8.0m in the first nine months of the year were lower than in the prior year (EUR 16.5m) as a result of the change in net current assets mainly caused by the phantom stock remuneration.

Production Restructuring and Spare Parts Logistics Projects on Track.

WashTec pressed ahead with its product and marketing campaign strategy with the expansion of the product portfolio and the related strengthening of the market position in the conveyor tunnel wash business following the business acquisition in Italy. The first of the manufacturer's redesigned conveyor tunnel wash systems was installed in the Netherlands. Since commencing operations, it has washed up to 1,500 vehicles per day. Customer feedback has been very positive!

The optimization project at the Augsburg site is progressing according to plan. The construction of a new production hall for commercial vehicle washing systems, conveyor tunnel wash systems and self-service jet wash systems has been largely completed, with operations due to commence in the fourth quarter.

A long-term framework agreement was concluded with TNT Global Logistics in July in connection with the Europe-wide spare parts logistics project currently underway. The relocation of spare parts delivery logistics to the new provider ran according to plan at the beginning of the fourth quarter. The realization of the project will result in a reduction in working capital and cost structures as well as improved supply capabilities.

In August, the WashTec Group managed to negotiate a new financing arrangement with the banking syndicate of WashTec AG, which is led by HVB, giving WashTec the scope needed to invest under improved conditions.

Change to the management board effective as of January 1, 2007.

On October 3, 2006, the Company announced a change to the management board which is due to take effect as of January 1, 2007. Jürgen Lauer, CFO, General Services, and Supply Chain, will retire from the management board at his own request as of December 31, 2006. Christian Bernert, who has been with WashTec since 2002, will take a seat on the management board with effect as of January 1, 2007 and take over Mr. Lauer's areas of responsibility.

Mr. Lauer is due to join WashTec AG's supervisory board.

Christian Bernert (1969)
Studied in the USA, BBA, MBA
Mr. Bernert began his professional career as an internal auditor at Henkel-Ecolab, before joining General Electric (GE). He held various positions worldwide for GE, being subsequently appointed Director of Finance for GE Energy Products in Germany. From 2002 to 2005, as the director of finance at WashTec, he played a significant part in restructuring the WashTec Group and has served as CEO of the US company since the acquisition of Mark VII, USA.

Economic climate and market

Economic climate remains optimistic both in Germany and abroad.

The Ifo business climate index for the German economy dipped for the second time running in August. Yet, despite the recent weakening being reported in key sentiment indicators, the prospects for the German economy, at least until the close of the year, remain good. The economy is expected to grow by an average of 2% in 2006. The economic climate in Europe is also positive.

The general economic trend and the rising price of crude oil did not adversely affect the investment behavior of mineral oil companies and investors in the European car wash business during the first nine months. Business is generally slower in the third quarter due to the summer break and company vacation periods.

Key US indicators painted a positive picture for the US economy at the end of September. Experts are expecting the US economy to slow over the next few quarters.

Medium-term growth for the US car wash market is still forecast to exceed growth on the European market.

Revenues

Increase in foreign business from 57.5% to 64.6%.

In EUR m, IFRSs	Jan. 1 to Sept. 30, 2006	Jan. 1 to Sept. 30, 2005
Abroad	122.8	92.6
Germany	67.4	68.4
Total revenues	190.2	161.0

In the first nine months of the fiscal year, revenues of the WashTec Group increased by EUR 29.2m or 18.1% to EUR 190.2m. This growth was generated abroad mainly due to the revenues of Mark VII, USA, consolidated since the beginning of the year. International revenues in the first nine months of this year rose from 57.5% to 64.6%.

The revenue situation at Mark VII, USA, continued to stabilize during the past quarter. The positive revenue trend also continued in other European countries.

At EUR 67.4m, domestic revenues were slightly lower than in the prior year (prior year: EUR 68.4m).

The rollover car wash systems of the SoftCare family continue to be the main revenue driver in the machines business. Revenues from self-service jet wash systems and conveyor tunnel wash systems were also up on the prior year.

Earnings

EBT up EUR 2.4m to EUR 13.2m

In EUR m, IFRSs	Jan. 1 to Sept. 30, 2006	Jan. 1 to Sept. 30, 2005
EBITDA	21.1	19.4
EBT	13.2	10.8

EBT was up EUR 2.4m against the prior-year period. This was mainly driven by the revenue growth.

At EUR 21.1m, EBITDA was EUR 1.7m up on the first nine months of 2005, and includes expenses of EUR 4.4m for phantom stocks (prior year: EUR 1.8m).

At 59.6%, the gross profit margin (as a percentage of revenues) for the first nine months remained at the prior-year level (prior year: 59.5%). The gross margin percentage would have been higher without Mark VII, which had an adverse effect on the gross profit margin percentage due to its different sales structure.

Personnel expenses rose to EUR 64.5m during the first six months (prior year: EUR 55.1m). This increase can be largely attributed to the acquisition of Mark VII. The personnel expenses ratio of at 33.9% remained slightly under the prior-year's ratio of 34.2%.

Other operating expenses increased by EUR 6.5m to EUR 27.8m and include an expense of EUR 0.8m (prior year: EUR 0.0m) for *Automechanika* which is held every two years. It should be noted that, in comparison to the prior year, the vehicles leased by the Company were reclassified from finance leases to operating leases and have since been recognized under other operating expenses.

At EUR 5.1m, amortization, depreciation and impairment losses were down EUR 0.1m year on year (prior year: EUR 5.2m). Financial expenses were reduced from EUR 3.4m to EUR 2.9m.

Balance sheet

Assets in EUR m, IFRSs	Sept. 30, 2006	Dec. 31, 2005
Non-current assets	124.7	108.6
Current assets	76.4	72.3
Prepaid expenses	1.5	1.5
Total assets	**202.7**	**182.5**

Non-current assets rose from EUR 108.6m to EUR 124.7m against December 31, 2005 as a result of the consolidation of Mark VII and the assumption of the assets from the business acquisition in Italy.

Intangible assets increased from EUR 42.2m to EUR 60.0m. Property, plant and equipment increased from EUR 36.2m to EUR 37.9m.

Current assets rose at a lower rate than the volume of revenues.
Inventories rose to EUR 32.6m (Dec. 31, 2005: EUR 29.0m). The increase against the first half of the year is due in part to the implementation of the logistics project, with deliveries being made from both the new warehouse location and the old location during the start-up phase. Receivables totaled EUR 39.7m and increased at a lower rate than revenues (Dec. 31, 2005: EUR 33.4m). The increase against June 30 was due to higher revenues in September than in June.

Equity and liabilities in EUR m, IFRSs	Sept. 30, 2006	Dec. 31, 2005
Equity	57.1	49.3
Liabilities to banks	63.6	51.1
Other liabilities and provisions	76.6	75.7
Deferred income	5.4	6.4
Total equity and liabilities	202.7	182.5

Equity increased to EUR 57.1m due to the positive results as of September 30. This represents an equity ratio of 28.2 %.

Equity ratio as of September 30, 2006: 28.2%

Compared with December 31, 2005, liabilities to banks rose to EUR 63.6m mainly due to the financing of the acquisition of Mark VII.

Trade payables rose by EUR 2.0m to EUR 9.0m since Dec. 31 due to the higher revenues, but are down against June 30.

At EUR 26.1m, current provisions remained at the level at the end of December (Dec. 31, 2005: EUR 26.7m).

Cash flow statement

In the first nine months, net cash flows from operating activities stood at EUR 8.0m (prior-year period: EUR 16.5m) and cash flows from investing activities at EUR 22.3m (prior-year period: EUR 5.8m).

Total cash and cash equivalents decreased by EUR 8.0m (prior-year period adjusted for the effect from the reclassification of current financial liabilities to non-current finance liabilities: up EUR 10.9m).

Investments

Focus of acquisitions: acquisition and integration of Mark VII, acquisition of the assets of an Italian manufacturer and investments to optimize further production areas.

In the first nine months of 2006, the WashTec Group invested a total of EUR 22.3m (prior year: EUR 5.8m). Investment activities focused on the acquisition and integration of Mark VII, the business acquisition in Italy and investments in connection with the optimization of further production areas.

Employees

As of September 30, 2006, the WashTec Group employed a total of 1,437 employees, which represents an increase of 133 compared with Sept. 30, 2005. The increase compared with June 30 is mainly due to increased sales and service activities. In comparison with December 31, 2005, this is an increase of 181 employees.

The WashTec share

Large number of investors and analysts attend Automechanika in Frankfurt.

Active investor relations work was continued in the third quarter. One-on-ones were held during road shows in Vienna and Frankfurt. At *Automechanika*, numerous analysts, investors and potential investors were informed about WashTec Group and its product program. Following interviews with the management board, local press and Börse Online published articles on WashTec AG.

Research coverage by Berenberg Bank, Cazenove, HVB, HSBC Trinkaus & Burkhardt, Merrill Lynch and M.M. Warburg.

The WashTec share is currently being covered by analysts from Berenberg Bank, Cazenove, HVB, HSBC Trinkaus & Burkhardt, Merrill Lynch and M.M. Warburg.

The price of the WashTec share has dipped since the middle of the second quarter and stood at EUR 12.60 at the end of the third quarter (XETRA).

There were no changes in the shareholder structure in the third quarter.
The shareholder structure thus breaks down as follows:

Voting rights in %	Sept. 30, 2006
Threadneedle Asset Management	11.1
Cycladic Capital Management	10.6
IED – International Equity Development GmbH	8.9
Powe Capital Ltd.	6.2
Free float	63.2

Events after the end of the reporting period

On October 3, 2006, the Company announced a change to the management boardwhich is due to take effect as of January 1, 2007. Besides no significant events occurred after the end of the reporting period.

Outlook

For 2006, the management board expects the Company's organic growth (excluding Mark VII and SSI) as of year-end to be at the prior-year level (prior year: 6.6%).

Organic growth for 2006 as a whole at prior-year level.

The expansion of the Augsburg site is due to be completed by the end of 2006. This will result in further increases in efficiency.

Production restructuring phase 2 in Augsburg: optimization of further production areas by year-end.

The Europe-wide spare parts logistics project is on track. Spare part orders of subsidiaries will be delivered directly to customers from the beginning of the next fiscal year. The realization of the project will result in a reduction in working capital at the subsidiaries and cost structures as well as improved supply capabilities.

The strategy and budget for the coming fiscal years will be approved in the last quarter of the fiscal year. The international focus of the company will be enhanced further and will center on expanding business in southern Europe, establishing markets in eastern Europe and stepping up sales activities in the US. What is more, the Company will press ahead with efforts to drive forward WashTec's position as a full service provider.

In the coming years, WashTec aims to build on its position as market and innovation leader with the best returns on investments. Efforts will also be made to further increase earnings.

WashTec AG Consolidated Balance Sheet

Assets	Sept. 30, 2006	Dec. 31, 2005
	EUR k	EUR k
Non-current assets		
Intangible assets	60,007	42,229
Property, plant and equipment	37,905	36,204
Financial assets	28	26
	97,940	**78,459**
Deferred tax assets	26,715	30,111
Non-current receivables and other assets	70	70
Total non-current assets	**124,725**	**108,640**
Current receivables and other assets		
Non-current assets available for sale	0	1,341
Inventories	32,647	29,000
Trade receivables	39,653	33,388
Other assets	2,295	1,690
	74,595	**65,419**
Cash and cash equivalents	1,800	6,909
Total current assets	**76,395**	**72,327**
Prepaid expenses	1,538	1,508
Total assets	**202,658**	**182,475**

Equity and liabilities	Sept 30, 2006	Dec 31, 2005
	EUR k	EUR k
Equity		
Subscribed capital	40,000	40,000
Capital reserves	44,338	44,338
Other reserves	28	179
Loss carryforward	–35,236	–44,659
Net profit for the period	7,946	9,423
	57,077	**49,281**
Non-current liabilities		
Liabilities to banks and similar institutions	53,087	43,534
Loans and liabilities	5,600	5,987
Provisions	15,380	16,148
	74,067	**65,670**
Current liabilities		
Liabilities to banks and similar institutions	10,510	7,588
Trade payables	9,037	6,962
Advances received on account of orders	1,786	5,552
Provisions	26,149	26,653
Other	18,661	14,407
	66,143	**61,162**
Deferred income	5,372	6,362
Total equity and liabilities	**202,658**	**182,475**

Possible rounding differences due to rounding to EUR k.

WashTec AG Consolidated Income Statement

	Jan. – Sept., 2006	Jan. – Sept., 2005	July – Sept., 2006	July – Sept., 2005
	EUR k	EUR k	EUR k	EUR k
Revenues	190,189	161,012	64,321	55,171
Change in inventories	2,402	881	–854	–452
Other operating income	3,376	2,302	624	518
Total	195,967	164,195	64,090	55,237
Cost of materials	82,537	68,433	25,412	22,864
Gross profit	**113,430**	**95,762**	**38,678**	**32,373**
Personnel expenses	64,473	55,111	19,223	17,643
Other operating expenses	27,820	21,296	9,343	6,315
EBITDA	**21,137**	**19,355**	**10,112**	**8,415**
Depreciation, amortization and impairment losses	5,093	5,158	1,863	1,731
Goodwill amortization	0	0	0	0
EBIT	**16,044**	**14,198**	**8,249**	**6,684**
Financial result (net financial expense)	2,866	3,404	1,032	807
EBT	**13,177**	**10,794**	**7,216**	**5,876**
Income taxes	5,231	4,317	2,846	2,350
Profit for the year	**7,946**	**6,476**	**4,370**	**3,526**
Earnings per share*	€0.52	€0.56	€0.29	€0.30

** Number of shares: Q3 2006: 15,200,000, Q3 2005: weighted average 11,653,333.*

Possible rounding differences due to rounding to EUR k.

WashTec AG Consolidated Cash Flow Statement

	Sept. 30, 2006	Sept. 30, 2005
	EUR k	EUR k
EBIT	16,044	14,198
Cash received from interest and dividends	387	314
Interest paid	-3,253	-3,718
Cost of capital increase	0	-1,700
Write-downs on non-current assets	5,093	5,158
Change in non-current provisions	-768	-303
Loss from the sale of non-current assets	-856	-603
Gross cash flow	**16,646**	**13,346**
Increase in inventories	183	1,730
Decrease in trade receivables	-3,408	-4,356
Increase in trade payables	181	3,547
Change in other net current assets	-5,616	2,242
Net cash flows from operating activities	**7,987**	**16,509**
Cash paid for investments in non-current assets	-8,812	-6,310
Cash received from the sale of non-current assets	2,691	509
Cash paid for the acquisition of Mark VII	-16,165	0
Net cash flows used in investing activities	**-22,286**	**-5,801**
Cash received from the capital increase	0	23,828
Cash received from the raising of long-term borrowings	11,000	0
Cash paid for the repayment of subordinated loans	-1,836	-21,909
Repayment of non-current liabilities from finance leases	-1,287	-1,237
Repayment of non-current liabilities to banks	-1,610	-500
Reclassification of current bank liabilities to non-current liabilities	0	50,000
Net cash flows used in financing activities	**6,267**	**50,182**
Net decrease/increase in cash and cash equivalents*	**-8,032**	**60,890**
Cash and cash equivalents as of January 1	**-679**	**-58,941**
Cash and cash equivalents as of September 30	**-8,710**	**1,949**
Bank balances	**1,800**	**7,491**
Current bank liabilities	**-10,510**	**-5,542**

**Cash flow adjusted for the reclassification of debt for the prior year amounts to EUR 10.9m. Possible rounding differences due to rounding to EUR k.*

Equity Statement of WashTec AG

	Subscribed capital	Capital reserve	Accumulated profit	Other reserves	Total
	EUR k	EUR k	EUR k	EUR k	EUR k
As of Dec. 31, 2005	**40,000**	**44,338**	**–35,236**	**179**	**49,281**
Profit/loss recognized directly in equity				–58	–58
Taxes on items recognized directly in equity				–92	–92
Profit for 2006			7,946		7,946
As of September 30, 2006	**40,000**	**44,338**	**–27,290**	**28**	**57,077**

Possible rounding differences due to rounding to EUR k.

Segment Report to IFRS from January 1 to September 30, 2006

	Cleaning Technology		Systems		Consolidation		Group	
	2006	2005	2006	2005	2006	2005	2006	2005
	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k	in EUR k
External revenues	189,798	158,305	2,733	2,707	–2,343	0	190,189	161,012
Other income	3,376	2,299	0	3	0	0	3,376	2,302
EBIT	**16,772**	**13,644**	**443**	**554**	**–1,172**	**0**	**16,044**	**14,198**
Income from interest and financial assets	387	314	0	0	0	0	387	314
Interest and similar expenses	–3,109	–3,574	–144	–144	0	0	–3,253	–3,718
Profit/loss from ordinary activities	**14,050**	**10,384**	**299**	**410**	**–1,172**	**0**	**13,177**	**10,794**
Income taxes							–5,231	–4,317
Consolidated net profit for the period							**7,946**	**6,476**

Possible rounding differences due to rounding to EUR k.

General

- **Accounting Policies**

  This interim report was prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable as of September 30, 2006. The accounting policies applied have not changed in comparison to those in the consolidated financial statements as of December 31, 2005.

  To improve the clarity and readability of the reproduced balance sheet, income statement and cash flow statement of the WashTec Group, individual items have been summarized.

- **Consolidated Group**

  The consolidated group remained unchanged in comparison to the consolidated financial statements as of December 31, 2005.

- **Balance Sheet/Equity**

  WashTec AG's share capital amounted to EUR 40m as of September 30, 2006 and was divided into 15,200,000 non par bearer shares.

- **Earnings Per Share**

  The earnings per share are calculated by dividing the net consolidated result by the number of shares:

	Sep 30, 2006	Sep 30, 2005
Net result	EUR 7.9m	EUR 6.5m
Number of shares	15,200,000	11,653,333*
Earnings per share**	EUR 0.52	EUR 0.56

*Weighted average number of shares outstanding **diluted = basic

- **Dividends**

  The Company did not distribute any dividends to its shareholders in the period under review.

- **Information on the Parent Company**

  As the ultimate group parent company, WashTec AG performs traditional cross-company tasks such as strategic business development, financial control and risk management for the subordinated subsidiaries.

  As the Company does not have any operations of its own, its net assets, financial position, and results of operations depend exclusively on the economic development of its subsidiaries, which are given detailed consideration below.

  The subsidiaries of WashTec AG are WashTec Holding GmbH and WesuRent Car Wash Marketing GmbH.

Financial Calendar

Analysts Conference/ Equity Forum	Nov 28, 2006 10.30 a.m.
Annual Report for 2006	March 31, 2007
General Shareholders' Meeting	May 2007
Q1 Report	May 2007
Q2 Report	August 2007
Q3 Report	November 2007

Contact

WashTec AG
Karoline Kalb
Argonstrasse 7
86153 Augsburg
Phone +49 821/5584-0
Fax +49 821/5584-1135
www.washtec.de
washtec@washtec.de



WashTec AG
Argonstrasse 7
D-86153 Augsburg
Phone (+49 821) 55 84-0
Fax (+49 821) 55 84-1410

WashTec